UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No. 1) *

Zuora, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98983V 10 6

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98983V 10 6	13 G

1	NAMES OF REPORTING PERSONS. Shasta Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,763,122 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,763,122 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,763,122 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4% of Common Stock (2.9% of Class A Common Stock) (3)(4)(5)
12	TYPE OF REPORTING PERSON* PN

(1)

This Schedule 13G is filed by Shasta Ventures II, L.P. (“Shasta II”) and Shasta Ventures II GP, LLC (“Shasta II GP”, together with Shasta II, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Shares of Class B Common Stock held by Shasta II, which may be converted into Class A Common Stock at a 1:1 ratio at the option of Shasta II. Shasta II GP serves as the sole general partner of Shasta II and has sole voting and investment over the shares owned by Shasta II and may be deemed to own beneficially the shares held by Shasta II.

(3)

The Common Stock beneficial ownership percentage is based on a total of 113,200,000 shares of Common Stock (93,700,000 shares of Class A Common Stock and 19,500,000 shares of Class B Common Stock) outstanding as of November 30, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 31, 2019 filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2019.

(4)

The Class A Common Stock beneficial ownership percentage is based on 93,700,000 shares of the Issuer’s Class A Common Stock outstanding as of November 30, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 31, 2019 filed with the SEC on December 16, 2019, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

(5)	The shares held by the Reporting Persons represent 9.6% of the combined voting power of the Issuer’s Common Stock.

2.

CUSIP NO. 98983V 10 6	13 G

1	NAMES OF REPORTING PERSONS Shasta Ventures II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,763,122 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,763,122 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,763,122 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4% of Common Stock (2.9% of Class A Common Stock) (3)(4)(5)
12	TYPE OF REPORTING PERSON* OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Shares of Class B Common Stock held by Shasta II, which may be converted into Class A Common Stock at a 1:1 ratio at the option of Shasta II. Shasta II GP serves as the sole general partner of Shasta II and has sole voting and investment over the shares owned by Shasta II and may be deemed to own beneficially the shares held by Shasta II.

(3)

The Common Stock beneficial ownership percentage is based on a total of 113,200,000 shares of Common Stock (93,700,000 shares of Class A Common Stock and 19,500,000 shares of Class B Common Stock) outstanding as of November 30, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 31, 2019 filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2019.

(4)

The Class A Common Stock beneficial ownership percentage is based on 93,700,000 shares of the Issuer’s Class A Common Stock outstanding as of November 30, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 31, 2019 filed with the SEC on December 16, 2019, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

(5)	The shares held by the Reporting Persons represent 9.6% of the combined voting power of the Issuer’s Common Stock.

3.

Introductory Note: This statement on Schedule 13G is filed by the Reporting Persons with the Commission in respect of shares of Class A Common Stock of Zuora, Inc., a Delaware corporation (the “Issuer”).

Item 1

(a)	Name of Issuer:	Zuora, Inc.

(b)	Address of Issuer’s
	Principal Executive Offices:	3050 South Delaware Street, Suite 301
San Mateo, California 94403

Item 2

(a)	Name of Reporting Persons Filing:

1.	Shasta Ventures II, L.P. (“Shasta II”)
2.	Shasta Ventures II GP, LLC (“Shasta II GP”)

(b)	Address of Principal Business Office:	c/o Shasta Ventures
2440 Sand Hill Road, Suite 300
Menlo Park, California 94025

(c)	Citizenship:

Shasta II	Delaware
Shasta II GP	Delaware

(d)	Title of Class of Securities:	Class A Common Stock

(e)	CUSIP Number:	98983V 10 6

Item 3	Not applicable.

Item 4	Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2, 3)
Shasta II	2,763,122	0	2,763,122	0	2,763,122	2,763,122	2.4% of Common Stock (2.9% of Class A Common Stock)
Shasta II GP (1)	0	0	2,763,122	0	2,763,122	2,763,122	2.4% of Common Stock (2.9% of Class A Common Stock)

(1)	Shasta II GP serves as the sole general partner of Shasta II and has sole voting and investment over the shares owned by Shasta II and may be deemed to own beneficially the shares held by Shasta II.

4.

(2)

The Common Stock beneficial ownership percentage is based on a total of 113,200,000 shares of Common Stock (93,700,000 shares of Class A Common Stock and 19,500,000 shares of Class B Common Stock) outstanding as of November 30, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 31, 2019 filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2019.

(3)

The Class A Common Stock beneficial ownership percentage is based on 93,700,000 shares of the Issuer’s Class A Common Stock outstanding as of November 30, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 31, 2019 filed with the SEC on December 16, 2019, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the Class A Common Stock beneficial ownership percentage of the Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

5.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: February 5, 2020

SHASTA VENTURES II, L.P.

By: Shasta Ventures II GP, LLC
Its: General Partner

By:	/s/ Ravi Mohan
Ravi Mohan Managing Director

SHASTA VENTURES II GP, LLC

By:	/s/ Ravi Mohan
Ravi Mohan, Managing Director

Exhibit(s):

A:	Joint Filing Statement

6.